Tone in Twenty
                           A Nevada Corporation
                    4301 S. Valley View Ave., Suite 20
                          Las Vegas, NV  89103
                        Telephone: (702) 604-7038


September 30, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Joe Foti
            Senior Assistant Chief Accountant

Re:  Tone in Twenty
     Form 8-K filed on August 28, 2009
     File No.:  000-53166

Dear Mr. Foti:

On behalf of Tone in Twenty, this letter responds to your September 2, 2009 comment letter, concerning Item 4.01 on our Form 8-K filed with the Commission on August 28, 2009.

We respectfully note the Staff's comment, and we have amended Item 4.01 of Form 8-K today. Per your comment letter, our amended filing includes the statement that "On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation."

Further to your comment letter concerning our re-audit requirements, we intend to have our new auditors Seale and Beers, CPAs: 1) review our interim financial statements and related notes; and 2) cause Seale and Beers, CPAs to audit all financial statements to be included in our Form 10-K filing (including those previously audited by Moore and Associates Chartered). The Company does not intend to rely on any financial statements audited by Moore and Associates Chartered in such interim reports or 10-K filings or with respect to any future financial statements filed with the Commission.

Moore and Associates, Chartered has informed us that they will not be providing a letter in connection with our report, and we have updated our disclosure appropriately in our amendment to Form 8-K filed today.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

Tone in Twenty

By:  /s/ John Dean Harper
---------------------------------
         John Dean Harper
         President and Director

cc:  Mr. Patrick Kuhn
     Division of Corporate Finance
     U. S. Securities and Exchange Commission

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